May 30, 2025

David J. Sailer
Executive Vice President and Chief Financial Officer
Clear Channel Outdoor Holdings, Inc.
4830 North Loop 1604 West, Suite 111
San Antonio, TX 78249

        Re: Clear Channel Outdoor Holdings, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            Response dated May 20, 2025
            File No. 001-32663
Dear David J. Sailer:

       We have reviewed your May 20, 2025 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our May 6,
2025 letter.

Form 10-K for Fiscal Year Ended December 31, 2024
Consolidated Financial Statements
Consolidated Statements of Loss, page 49

1. We read your response to prior comment 1. We note on page 65 you disclose revenue from leases of $499.6 million, $675.5 million, and $672.7 million for fiscal years
       2024, 2023, and 2022, respectively. Please present revenues and direct operating expenses associated with services, leasing activities, and tangible products separately on the face of your consolidated statement of loss, if they present more than 10% of total revenues in any period presented. Revenues for items that represent less than
       10% of total revenues may be aggregated with revenues for other items that also represent less than 10% of total revenues. Direct operating expenses should be combined in the same manner as the related revenues. Refer to Rules 5-03.1 and 5-
       03.2 of Regulation S-X.
 May 30, 2025
Page 2

       Please contact Valeria Franks at 202-551-7705 or Suying Li at 202-551-3335 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services